Minnesota Life Insurance Company
A Securian Financial Group Affiliate
400 Robert Street North
St. Paul, MN 55101-2098
651.665.3455 Tel




Robert L. Senkler
Chairman and CEO




May 30, 2013

Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C.  20549-4644
Attn:  Mr. Alberto Zapata

Re:  Minnesota Life Insurance Company
     Minnesota Life Individual Variable Universal Life Policy
     File Numbers 333-144604 and 811-22093
     Post-Effective Amendment Number 15

Dear Sir or Madam:

It is requested that the above-referenced Post-Effective Amendment Number 15 for the Registration Statement, as filed and amended by the above-referenced separate account of Minnesota Life Insurance Company on Form N-6, be declared effective July 1, 2013, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert L. Senkler

Robert L. Senkler

RLS:tmy














George I. Connolly
President and CEO





May 30, 2013

Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C.  20549-4644
Attn:  Mr. Alberto Zapata

Re:  Minnesota Life Insurance Company
     Minnesota Life Individual Variable Universal Life Policy
     File Numbers 333-144604 and 811-22093
     Post-Effective Amendment Number 15

Dear Sir or Madam:

On behalf of the principal underwriter of the above-referenced separate account of Minnesota Life Insurance Company, it is requested that the above-referenced Post-Effective Amendment Number 15 for the Registration Statement, as filed and amended by said separate account on Form N-6, be declared effective July 1, 2013 or as soon thereafter as is practicable.

Sincerely,

/s/ George I. Connolly

George I. Connolly
President and CEO

GIC:tmy



Securian Financial Services, Inc.
400 Robert Street North
St. Paul, MN  55101-2098
1.888.237.1838

Registered Investment Advisor
Securities Dealer, Member NASD/SIPC